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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                          Alexion Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    015351109
                                 (CUSIP Number)

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [  ]  Rule 13d-1 (b)
  [  ]  Rule 13d-1 (c)
  [  ]  Rule 13d-1 (d)


                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0015351109                   13G


     1      NAMES OF REPORTING PERSONS/    COLLINSON HOWE VENTURE PARTNERS, INC.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            13-3548019
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  X
                                                                    (b) | |
     3      SEC USE ONLY



     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   5        SOLE VOTING POWER

  NUMBER OF        6        SHARED VOTING POWER
   SHARES
BENEFICIALLY                417,575
  OWNED BY
    EACH           7        SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH
                   8        SHARED DISPOSITIVE POWER

                            417,575

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            417,575

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             | |
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            3.7%

    12      TYPE OF REPORTING PERSON

            Corporation

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
 CUSIP No. 0015351109                 13G


     1      NAMES OF REPORTING PERSONS/           BIOTECHNOLOGY INVESTMENT GROUP
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            06-1415704
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a)  X
                                                                         (b) [ ]
     3      SEC USE ONLY



     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   5        SOLE VOTING POWER

  NUMBER OF        6        SHARED VOTING POWER
   SHARES
BENEFICIALLY                417,575
  OWNED BY
    EACH           7        SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH
                   8        SHARED DISPOSITIVE POWER

                            417,575

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            417,575

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            3.7%

    12      TYPE OF REPORTING PERSON

            Limited Liability Company



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CUSIP No. 0015351109                 13G


     1      NAMES OF REPORTING PERSONS/                     JEFFREY J. COLLINSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                          (a) X
                                                                          (b)| |
     3      SEC USE ONLY



     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                   5        SOLE VOTING POWER

  NUMBER OF        6        SHARED VOTING POWER
   SHARES
BENEFICIALLY                417,575
  OWNED BY
    EACH           7        SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH
                   8        SHARED DISPOSITIVE POWER

                            417,575

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            417,575

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             | |

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            3.7%

    12      TYPE OF REPORTING PERSON

            Individual


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CUSIP No.  0015351109                13G


     1      NAMES OF REPORTING PERSONS/                          TIMOTHY F. HOWE
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            ###-##-####

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) X
                                                                         (b)| |
     3      SEC USE ONLY



     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

                   5       SOLE VOTING POWER     2,988

                           6,800 options exercisable as to 1,700 shares on each
  NUMBER OF                of 7/96, 7/97, 7/98, 7/99. 2,000 options exercisable
   SHARES                  as 666 shares on 12/98, 667 on 12/99 and 12/00 2,000
BENEFICIALLY               options exercisable as 666 shares on 12/99, 667 on
  OWNED BY                 12/00 and 12/01
    EACH
  REPORTING        6        SHARED VOTING POWER
   PERSON
    WITH                                417,575

                   7        SOLE DISPOSITIVE POWER    2,988
                            6,800 options exercisable as to 1,700 shares on each of 7/96, 7/97, 7/98, 7/99. 2,000 options exercisable as 666 shares on 12/98, 667 on 12/99 and 12/00 2,000
                            options exercisable as 666 shares on 12/99, 667 on 12/00 and 12/01

                   8        SHARED DISPOSITIVE POWER

                            417,575

     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,988 6,800 options exercisable as to 1,700 shares on each of 7/96, 7/97, 7/98, 7/99. 2,000 options exercisable as 666 shares on 12/98, 667 on 12/99 and 12/00 2,000 options exercisable as 666 shares on 12/99, 667 on 12/00 and 12/01

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             | |
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            .0012%

    12      TYPE OF REPORTING PERSON

            Individual


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Item 1(a)         Name of Issuer:           Alexion Pharmaceuticals, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           25 Science Park
                           New Haven, CT 06511

Item 2(a)         Name of Person Filing:

                           Collinson Howe Venture Partners, Inc.
                           Biotechnology Investment Group, L.L.C.
                           Jeffrey J. Collinson,   Timothy F. Howe

Item 2(b)         Address of Principal Business Offices or, if none, Residence:

                           c/o Collinson Howe Venture Partners
                           1055 Washington Boulevard
                           Stamford, CT 06901

Item 2(c)           Citizenship

                           Collinson Howe Venture Partners, Inc. Is a Delaware corporation. Biotechnology Investment Group, L.L.C. is a Delaware corporation. Jeffrey J. Collinson is a US Citizen. Timothy F. Howe is a US Citizen.

Item 2(d)         Title of Class of Securities:

                           Common Stock

Item 2(e)         CUSIP Number:   0015351109

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a) [ ]  Broker or Dealer registered under Section 15 of the
                           Act

                  (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

                  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

                  (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                  (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

                  (h) [ ]  Group, in accordance with
                           Section 240.13d-1(b)(1)(ii)(H)

                           Not Applicable.

Item 4.           Ownership.

              (a)  Amount Beneficially Owned:


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              Biotechnology Investment Group, L.L.C. ("BIG") is a limited liability company which was created to acquire, hold, protect, manage and dispose of equity, debt and derivative securities of biotechnology and other companies. Most of the shares of common stock held by BIG were acquired in January 1995 from The Edward Blech Trust ("EBT"). The sole beneficiary is the minor child of David Blech, founder, former Director and shareholder of the Company. The present members of BIG are (I) the managing member, Collinson Howe Venture Partners, ("CHVP"), an investment management firm of which Jeffrey J. Collinson is President, director and majority shareholder, (ii) EBT, and (iii) Wilmington Trust Company ("WTC"), as voting trustee under a voting trust agreement (the "Voting Trust Agreement") among WTC, BIG and Bio Holdings, L.L.C. ("Holdings"). The managing member of BIG is CHVP. The members of BIG share voting and investment power with respect to all shares held of record by BIG. All of the shares held of record by BIG have been pledged as collateral to Citibank, N.A. ("Citibank") to secure indebtedness owed to such bank. Each of Citibank and Holdings has the right pursuant to the Voting Trust Agreement to direct certain actions of WTC as a member of BIG. WTC, as the member holding a majority interest in Holdings, has the right to direct the actions of Holdings under the Voting Trust Agreement. Citibank, pursuant to a separate voting trust agreement among WTC, David Blech and Holdings, has the right to direct the actions of WTC as a member of Holdings with respect to the rights of Holdings under the Voting Trust Agreement. By virtue of their status as members of BIG, each of CHVP and EBT may be deemed to be the beneficial owner of all shares held of record by BIG. By virtue of his status as the majority owner and controlling person of CHVP, Jeffrey J. Collinson may also be deemed the beneficial owner of all shares held of record by BIG. Each of CHVP, EBT and Mr. Collinson disclaims beneficial ownership of shares held by BIG except to the extent of such person's interests.

         (b)  Percent of Class:

              Biotechnology Investment Group, L.L.C. - 3.7%
              Timothy F. Howe - .0012%

         (c) Number of shares as to which such person has:

              (i)       Sole power to vote or to direct the vote

                        Timothy F. Howe - .0012%

              (ii)      Shared power to vote or to direct the vote

                        Collinson Howe Venture Partners, Inc. - 3.7%
                        Biotechnology Investment Group, L.L.C. - 3.7%
                        Jeffrey J. Collinson - 3.7%,  Timothy F. Howe 3.7012%

              (iii)     Sole power to dispose or to direct the disposition of

                        Timothy F. Howe - .0012%

              (iv)      Shared power to dispose or to direct the disposition of

                        Collinson Howe Venture Partners, Inc. - 3.7%
                        Biotechnology Investment Group, L.L.C. - 3.7%
                        Jeffrey J. Collinson - 3.7%,   Timothy F. Howe 3.7012%




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Item 5.           Ownership of Five Percent or Less of a Class.

                  This statement is being filed to report that fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities. /X/

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Date: February 9, 1997

BIOTECHNOLOGY INVESTMENT GROUP, L.L.C.

By: /s/ Timothy F. Howe
       Timothy F. Howe, Vice President of the
       Managing Member

COLLINSON HOWE VENTURE PARTNERS, INC.

By: /s/ Jeffrey J. Collinson
       Jeffrey J. Collinson, President

JEFFREY J. COLLINSON                                 TIMOTHY F. HOWE

By: /s/ Jeffrey J. Collinson                         By: /s/ Timothy F. Howe
       Jeffrey J. Collinson                          Timothy F. Howe




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